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                               July 9, 2021

       David B. Williams
       Co-Chief Executive Officer
       Williams Rowland Acquisition Corp.
       450 Post Road East
       Westport, CT 06880

                                                        Re: Williams Rowland
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257396

       Dear Mr. Williams:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed June 25, 2021

       Exhibit Index, page II-7

   1. We note that your warrant agreement identifies either the courts of the State of New York or the United States
District Court for the Southern District of New York as the exclusive forum for any action or
proceeding related to the agreement. Please describe this provision in your prospectus and
disclose whether it applies to actions arising under the Securities
                                                        Act or Exchange Act. If
so, please also state that there is uncertainty as to whether a court would enforce such
provision. If the provision applies to Securities Act claims, please also state that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
 David B. Williams
Williams Rowland Acquisition Corp.
July 9, 2021
Page 2
      If this provision does not apply to actions arising under the Securities Act or Exchange
      Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid B. Williams
                                                            Division of
Corporation Finance
Comapany NameWilliams Rowland Acquisition Corp.
                                                            Office of Real
Estate & Construction
July 9, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName